Income Statement	31-Dec-22	31-Dec-23
Operating Income		
Gross Receipts	758,795	455,672
COGS	(511,544)	(347,916)
Gross Profit	247,251	107,756
Expenses		
Rent	(57,354)	(21,200)
Office/Warehouse Supplies	(18,262)	(9,587)
Utilities	(15,455)	(8,220)
Insurance	(4,497)	(3,513)
Marketing/Advertising	(43,852)	(11,438)
Website Upkeep	(27,465)	(20,043)
Wages/Contractor	(39,009)	(28,327)
Healthcare	(8,020)	(4,281)
Transport	(7,438)	(14,724)
Accounting	(5,689)	(5,353)
Legal	(2,575)	(698)
Depreciation	(9,507)	(6,580)
Interest Expense	(9,728)	(921)
Total Operationg Expenses	(248,850)	(134,885)
Other Income (Expense)		
State and Local Taxes	(3,788)	(5,203)
Net Income	(5,387)	(32,332)